EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Year-ended December 31,
	2015	2014	2013	2012	2011
Computation of Earnings:
Income before income taxes	$744	$893	$805	$837	$945
Add:
Interest expense	117	120	107	101	90
Amortization of debt premium/discount and expenses	3	3	2	1	1
Interest portion of rent expense	23	29	30	29	29
Earnings as adjusted	$887	$1,045	$944	$968	$1,065
Computation of Fixed Charges:
Interest expense	$117	$120	$107	$101	$90
Capitalized interest	—	—	1	—	—
Amortization of debt premium/discount and expenses	3	3	2	1	1
Interest portion of rent expense	23	29	30	29	29
Fixed charges	$143	$152	$140	$131	$120
Ratio of Earnings to Fixed Charges(A)	6.20	6.90	6.73	7.38	8.89
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(A)     Ratios were calculated prior to rounding to millions.